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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.        )

MERCURY INTERACTIVE CORPORATION

(Name of subject company (Issuer))

HEWLETT-PACKARD COMPANY
MERCURY LANDING CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, $0.002 par value per share (Title of classes of securities)	589405109 (CUSIP number of common stock)

Charles N. Charnas, Esq.
Vice President, Deputy General Counsel & Assistant Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, California 94304
(650) 857-1501
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David K. Ritenour, Esq. Senior Counsel Hewlett-Packard Company 3000 Hanover Street Palo Alto, California 94304 (650) 857-1501	Larry W. Sonsini, Esq. Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*
*
A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third party tender offer subject to Rule 14d-1

☐
issuer tender offer subject to Rule 13e-4

☐
going private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

7/25/2006 4:04:55 PM7/25/2006 4:04:55 PM

 HP to Acquire Mercury Interactive Corporation Works Council Information Deck July 25, 2006 HP Confidential © 2006 Hewlett-Packard Development Company, L.P.
The information contained herein is subject to change without notice

Important Information This presentation contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the anticipated timing of filings and approvals relating to the acquisition; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to antitrust regulations; any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; risks related to the timing or ultimate completion of the transaction; that, prior to the completion of the transaction, Mercury Interactive Corporation's business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in HP’s and Mercury Interactive Corporation's Securities and Exchange Commission reports, including but not limited to the risks described in HP’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 and other reports filed after HP’s Annual Report on Form 10-K for the fiscal year ended October 31, 2005 and Mercury Interactive Corporation's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004. HP assumes no obligation and does not intend to update these forward-looking statements. THIS PRESENTATION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY MERCURY INTERACTIVE CORPORATION COMMON STOCK WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT (877) 750-5838 OR BY E-MAIL AT INFO@INNISFREEMA.COM, FROM MERRILL LYNCH & CO., THE DEALER MANAGER FOR THE OFFER, AT (877) 653-2948, OR FROM HP. 25 July 2006

Acquisition Rationale Increases size of HP’s Software business to more than $2 billion in annual revenue making HP one of the largest software companies in the world. Enhances long-term TSG financial profile Complements existing offerings with application delivery products, which provide access to customers earlier in the application lifecycle. Substantially enhances HP’s IT governance and SOA governance capabilities. Fills key technology gaps Mercury Interactive Corporation is one of a limited set of independent, large infrastructure software companies. Significantly expands HP’s presence into high-growth software markets, particularly in application management and IT governance. Provides complementary software offerings that enhance HP’s ability to meet CIO needs to optimize the business impact of IT. Strategic importance of software 1. 2. 3.

Company Overview: Mercury Interactive Corporation

Corporate Overview (1)

- Is a leading innovator in management software and services for corporate customers
- Offers business technology optimization (BTO) products and services in three product categories: application delivery, application management and IT governance
- Entered the IT governance market in 2003 with the acquisition of Kintana
- Mercury Interactive Corporation customers include 90% of the Fortune 100
- Major competitors include BMC, Borland, Computer Associates, Compuware, IBM Rational, NetIQ, and Serena
- Has 26 offices worldwide and operates in more than 35 countries
- Founded in 1989, Mercury Interactive Corporation is headquartered in Mountain View, California and has approximately 3,027employees

FY2005 Bookings Breakdown (2)


Product
Geography
IT Governance
11%
Application Management
23%
66%
Application Delivery
APAC
Japan
7%
2%
EMEA
28%
63%
Americas

Total Bookings = $919 million

Recent News

Date	Event
6/13/06	Announced acquisition of technology and R&D resources from Vertical Solutions and Tefensoft for $18.5mm in cash
5/4/06	Reported preliminary first quarter results with 7% - 9% revenue growth over Q1'05. Expected to report restated '04 10K and Q1'05 10Q during Q2'06
2/1/06	Announced company has completed its acquisition of Systinet
1/11/06	Reported preliminary full year results with revenue growth of 22-24% compared to previous guidance of 23-27%. Due to pending restatement, not able to provide GAAP/non-GAAP net income or EPS. Expected to report full Q4 results upon completion and filing of restated financials
1/09/06	Announced acquisition of Systinet, a provider of service-oriented architecture governance and lifecycle management software and services, for $105mm in cash

Headcount Overview (estimate)

Americas	1422
Israel	665
EMEA	643
APAC	216
Japan	81
EMEA major location detail (approx employee numbers)	UK (300); Switzerland (10), Sweden (25), Spain (12), Norway (6), NLD (26), Italy (20), Germany (88), France (47), Finland (10), Czech Republic (68), Denmark (9), Belgium (12), Austria (5)

(1) Source: Company website, filings and Management presentation dated June 26, 2006.
(2) Source: Mercury Interactive Corporation management presentation dated June 26, 2006.
(3) Source: Mercury Interactive Corporation management and ML IBK estimates for CY 2007E.

4 25 July 2006

invent

[LOGO]

HP agrees to acquire Mercury Interactive Optimizing the business outcome of IT © 2006 Hewlett-Packard Development Company, L.P. The information contained herein is subject to change without notice

What every HP customer should know about the Mercury acquisition HP signed a definitive agreement to acquire Mercury Leader in Business Technology Optimization (BTO) software Subject to closing conditions Delivers unparalleled customer value: Optimize the business outcome of IT Creates a robust suite for optimizing, automating and aligning IT services with business needs Game-changing move Largest software acquisition in HP history, builds on a string Expected to increase HP’s software business to more than $2B in annual revenue, making HP one of world’s largest software companies Provides HP with clear leadership in BTO Adds leadership in application delivery, application management and IT/SOA governance Leverages HP’s global reach and strength in systems, network and IT Service Management software

What we heard from you CIO imperatives Control costs while keeping services up and running Deliver business value Flip the spend ratio between operations & innovation Help businesses adapt to change Speed in delivering new services Minimize risk and ensure compliance Business insight and control through all phases of the IT lifecycle

 HP’s strengths Enterprise IT management portfolio for running IT as a business Fastest growing management software vendor Segment leadership Systems management Network management IT Service management HP OpenView a trusted brand Operations in more than 170 countries

Mercury Leader in BTO software Headquartered in Mountain View, California Publicly traded company More than 3000 employees located around the world 26 offices worldwide, operates in more than 35 countries Mercury customers include 90% of the Fortune 100 Represent a variety of industries, including Financial Services, Consumer/Retail, Telecom, Government and Technology

Why HP + MercuryMajor investment in IT management software, a strategic area Drives profitable growth and provides value for shareholders by expanding into high-growth markets Positions HP as a clear leader in BTO software and services Secures mindshare of CIO and enhances HP value to customers Strong revenue stream and customer base Mercury is a results-driven, high-performance company with outstanding employees that will be strong additions to HP

Customer value proposition: Robust portfolio to run IT as a business One vendor for all strategic IT disciplines CIO Office, VP Applications, VP IT Operations Shift IT focus from managing projects to optimizing business outcomes Align to changing business needs Automate IT operations Optimize applications and infrastructure Optimize the business impact of IT Deliver higher levels of service and reduce risk Increase agility Free up resources for innovation and growth Ensures integration while embracing SOA and modularity Backed by HP’s global reach and world-class customer support

Mercury + HP Optimizing the business outcome of Information Technology

Software building blocks to manage an Adaptive Enterprise Optimize Automate Align Business Alignment IT Governance Analysis & Reporting Business Service Health IT Process Automation Identity Mgmt Asset Management Consolidated Service Desk Configuration Lifecycle Management Infrastructure Optimization Network/Server/Storage Management End To End Application Management Consolidated Event & Performance Management

Mercury + HP Delivers Business Technology Optimization (BTO)Optimize Automate Align IT & SOA Governance Business Alignment IT Governance Analysis & Reporting Business Service Health IT Process Automation Identity Mgmt Asset Management Consolidated Service Desk Configuration Lifecycle Management Aplication Lifecycle Quality Center Performance Center Business Availability Center Infrastructure Optimization Network/Server/Storage Management End To End Application Management Consolidated Event & Performance Management

Important Information This presentation contains forward-looking statements that involve risks, uncertainties and assumptions.  If such risks or uncertainties materialize or such assumptions prove incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the anticipated timing of filings and approvals relating to the acquisition; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to antitrust regulations; any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing.  Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; risks related to the timing or ultimate completion of the transaction; that, prior to the completion of the transaction, Mercury Interactive Corporation’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in HP’s and Mercury’s Securities and Exchange Commission reports, including but not limited to the risks described in HP’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 and other reports filed after HP’s Annual Report on Form 10-K for the fiscal year ended October 31, 2005 and Mercury’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004.  HP assumes no obligation and does not intend to update these forward-looking statements. THIS PRESENTATION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY MERCURY INTERATIVE CORPORATION’S COMMON STOCK WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT (877) 750-5838 OR BY E-MAIL AT INFO@INNISFREEMA.COM, FROM MERRILL LYNCH & CO., THE DEALER MANAGER FOR THE OFFER, AT (877) 653-2948, OR FROM HP.

HP acquires Mercury Interactive Corporation Tom Hogan, SVP HP Software Tony Zingale, Mercury President and CEO © 2006 Hewlett-Packard Development Company, L.P. The information contained herein is subject to change without notice

Acquisition Announcement HP signed a definitive agreement to acquire Mercury Leader in Business Technology Optimization (BTO) software Subject to closing conditions Delivers unparalleled customer value: Optimize the business outcome of IT Creates a robust suite for optimizing, automating and aligning IT services with business needs Game-changing move Largest software acquisition in HP history, builds on a string Expected to increase HP’s software business to more than $2B in annual revenue, making HP one of world’s largest software companies Provides HP with clear leadership in BTO Adds leadership in application delivery, application management and IT/SOA governance Leverages HP’s global reach and strength in systems, network and IT Service Management software

Why acquire Mercury Major investment in IT management software, a strategic area Drives profitable growth and provides value for shareholders by expanding into high-growth markets Positions HP as a clear leader in BTO software and services Secures mindshare of CIO and enhances HP value to customers Strong revenue stream and loyal customer base Mercury is a results-driven, high-performance company with outstanding employees that will be strong additions to HP

Builds on HP’s existing strengths Enterprise IT management portfolio for running IT as a business Fast growing management software vendor Segment leadership Systems Management Network Management IT Service Management HP OpenView a trusted brand Operations in more than 170 countries

Mercury + HP Optimizing the business outcome of Information Technology

CIO Imperatives Control costs while keeping services up and running Deliver business value Flip the spend ratio between operations & innovation Help businesses adapt to change Speed in delivering new services Minimize risk and ensure compliance Business insight and control through all phases of the IT lifecycle

Business and IT synchronized to capitalize on change Business Information Technology Business benefits: simplicity, agility, value The Adaptive Enterprise

Software building blocks to manage an Adaptive Enterprise Optimize Automate Align Business Alignment IT Governance Analysis & Reporting Business Service Health IT Process Automation Identity Mgmt Asset Management Consolidated Service Desk Configuration Lifecycle Management Infrastructure Optimization Network/Server/Storage Management End To End Application Management Consolidated Event & Performance Management

Mercury + HP Delivers Business Technology Optimization (BTO) Optimize Automate Align IT & SOA Governance Business Alignment IT Governance Analysis & Reporting Business Service Health IT Process Automation Identity Mgmt Asset Management Consolidated Service Desk Configuration Lifecycle Management Application LIfecycle Quality Center Performance Center Business Availability Center Infrastructure Optimization Network/Server/Storage Management End To End Application Management Consolidated Event & Performance Management

Customer value proposition Robust portfolio to run IT as a business One vendor for all strategic IT disciplines CIO Office, VP Applications, VP IT Operations Shift IT focus from managing projects to optimizing business outcomes Align to changing business needs Automate IT operations Optimize applications and infrastructure Optimize the business impact of IT Deliver higher levels of service and reduce risk Increase agility Free up resources for innovation and growth Ensures integration while embracing SOA and modularity Backed by HP’s global reach and world-class customer support

Q&A © 2006 Hewlett-Packard Development Company, L.P. The information contained herein is subject to change without notice

Important Information This presentation contains forward-looking statements that involve risks, uncertainties and assumptions.  If such risks or uncertainties materialize or such assumptions prove incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the anticipated timing of filings and approvals relating to the acquisition; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to antitrust regulations; any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing.  Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; risks related to the timing or ultimate completion of the transaction; that, prior to the completion of the transaction, Mercury Interactive Corporation’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in HP’s and Mercury’s Securities and Exchange Commission reports, including but not limited to the risks described in HP’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 and other reports filed after HP’s Annual Report on Form 10-K for the fiscal year ended October 31, 2005 and Mercury’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004.  HP assumes no obligation and does not intend to update these forward-looking statements. THIS PRESENTATION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY MERCURY INTERATIVE CORPORATION’S COMMON STOCK WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT (877) 750-5838 OR BY E-MAIL AT INFO@INNISFREEMA.COM, FROM MERRILL LYNCH & CO., THE DEALER MANAGER FOR THE OFFER, AT (877) 653-2948, OR FROM HP.

HP announcement © 2006 Hewlett-Packard Development Company, L.P. The information contained herein is subject to change without notice

What are we announcing? HP signed a definitive agreement to acquire Mercury Leader in Business Technology Optimization (BTO) software Subject to closing conditions Delivers unparalleled customer value: Optimize the business outcome of IT Creates a robust suite for optimizing, automating and aligning IT services with business needs Game-changing move Largest software acquisition in HP history, builds on a string Expected to increase HP’s software business to more than $2B in annual revenue, making HP one of world’s largest software companies Provides HP with clear leadership in BTO Adds leadership in application delivery, application management and IT/SOA governance Leverages HP’s global reach and strength in systems, network and IT Service Management software

Why acquire Mercury Major investment in IT management software, a strategic area Delivers unparalleled customer value: Optimize the business outcome of IT Secures mindshare of CIO and enhances HP value to customers Positions HP as a clear leader in BTO software and services Mercury is a results-driven, high-performance company with outstanding employees who will be strong additions to HP Drives profitable growth and provides value for shareholders by expanding into high-growth markets Strong revenue stream and customer base * Subject to closing conditions and regulatory and workers council approvals

Builds on HP’s existing strengths Enterprise IT management portfolio for running IT as a business Fast growing management software vendor Segment leadership Systems management Network management IT Service management HP OpenView a trusted brand Operations in more than 170 countries

HP overview FY05 revenue of $86.7 billion, up $6.8 billion Stock up 10% in CY06, 36% in CY05 The largest technology company in the world #1 or #2 market presence across most markets & regions One of the world’s most valuable brands Approximately $3.5 billion spent in R&D annually Over 30,000 patents 150,000 employees worldwide

Mercury + HP: Customer value proposition Robust portfolio to run IT as a business One vendor for all strategic IT disciplines CIO Office, VP Applications, VP IT Operations Shift IT focus from managing projects to optimizing business outcome Align to changing business needs Automate IT operations Optimize applications and infrastructure Optimize the business impact of IT Deliver higher levels of service and reduce risk Increase agility Free up resources for innovation and growth Ensures integration while embracing SOA and modularity Backed by HP’s global reach and world-class customer support

Why is this important to HP Software? Investment and Mark Hurd’s visible role underscore importance of software to HP Delivers on goal of growing our business faster than the markets we serve Helps establish HP Software as the place to work in the software industry Capitalize on Mercury entrepreneurial spirit No other vendor would be able to compete with our combined portfolio, services and people!

What’s next? Expect to close by Q4 calendar year 2006 Business as usual until then Integration/transformation After closing, Mercury will become part of the HP Software business Both companies' salesforces would begin selling each other's products until integration occurs Employee input or questions: Work with your manager questions@mercury.com

Questions?

Important Information This presentation contains forward-looking statements that involve risks, uncertainties and assumptions.  If such risks or uncertainties materialize or such assumptions prove incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the anticipated timing of filings and approvals relating to the acquisition; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to antitrust regulations; any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing.  Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; risks related to the timing or ultimate completion of the transaction; that, prior to the completion of the transaction, Mercury Interactive Corporation’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in HP’s and Mercury’s Securities and Exchange Commission reports, including but not limited to the risks described in HP’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 and other reports filed after HP’s Annual Report on Form 10-K for the fiscal year ended October 31, 2005 and Mercury’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004.  HP assumes no obligation and does not intend to update these forward-looking statements. THIS PRESENTATION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY MERCURY INTERATIVE CORPORATION’S COMMON STOCK WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT (877) 750-5838 OR BY E-MAIL AT INFO@INNISFREEMA.COM, FROM MERRILL LYNCH & CO., THE DEALER MANAGER FOR THE OFFER, AT (877) 653-2948, OR FROM HP.

From: Tony Zingale
To: All Mercury employees worldwide

I wanted to share a message that I received today from Mark Hurd, CEO and President of Hewlett-Packard. The message is outlined below or you can access the video online at http://hpbroadband.com/program.aspx?key=SQICLNY2MU, Password: mercplusnp.

Additionally, we are planning to have an All Hands meeting this afternoon at 4pm. Pacific Time. Employees located in Mountain View should meet in the cafeteria and we will post the video replay on the Inside Mercury website. To access the meeting via telephone please use the following dial-in details:

Conference ID: 3544297

Participant Dial-In Number(s):
US/Canada Dial-in #: (800) 695-8675

Participant Dial-In Number(s):
Int'l/Local Dial-In #: (706) 643-0514

Marck Hurd and Tom Hogan, senior vice president for the HP Software business, will be in Mountain View this afternoon and will join us at the All Hands meeting. We look forward to speaking with you tomorrow about this exciting opportunity for Mercury.

Regards,

Tony

Mercury Video

Sent to all employees by Mercury CEO via email

1pm PDT

Hi, I’m Mark Hurd of Hewlett-Packard.  I’m pleased to have the opportunity to talk with you today at the same time as we make this announcement to the external world.  I felt it was important to personally introduce myself and provide some context that I hope will be helpful as you begin to understand this news.

As you have probably seen, Hewlett-Packard signed a definitive agreement to purchase Mercury through a cash tender offer for $52 per share, or approximately $4.5 billion.  The transaction brings together two market-leading businesses to create the most powerful management software portfolio in the industry.

HP’s goal is to become the world’s leading IT company and our Software strategy is core to our success. We want to lead the industry. In the past three years we have made a number of leading software technology acquisitions.  The Mercury acquisition is the most significant investment HP has made and demonstrates our commitment to lead the strategic management software space.

Mercury brings to HP the strength in application management, application delivery and IT governance that will help us drive end-to-end leadership in enterprise IT management for the entire software IT cycle.  And I’m excited about the talent and capabilities that the nearly 3,000 Mercury employees would bring to HP and our combined expertise to drive leadership and deliver value to our customers.

I joined HP back in early April 2005 after 25 years at NCR, and I think leaving any company you've worked at for a long period of time isn't easy. But I came to HP because I thought it was the most unique opportunity I'd have in my career, and I hope you will feel the same way. HP has a rich heritage; world-class technology, a culture of high performance, and loyal customers and partners who want to see us win.

•                  HP is a Fortune 11 company

•                  We have leadership in virtually every market, customer segment and region

•                  We actually cut invoices in more than 170 countries

-                 43 currencies, 15 languages

•                  We have 150,000 employees; 70,000 service partners and 210,000 sales partners

I'm sure you are probably thinking that on the one hand the size and scale of HP could be viewed as a positive, but on the other hand could create the potential for bureaucracy. It's management's job, starting with me to ensure that our strengths are a strategic advantage in the market, and actually not an obstacle. We are committed to leverage our scale and at the same time break down any barriers in the way of driving speed and agility across the organization.

It’s important to note that the deal is subject to Mercury stockholder approval, various standard closing conditions and regulatory approvals. We expect to close in the fourth quarter of calendar year 2006.  After closing, Mercury will become part of the HP software business, and both companies’ sales forces will begin cross-selling products.

I’m sure you will have many questions about what this will mean for you.  Tom Hogan, senior vice president of HP Software will be participating in your All-hands meeting scheduled for later today in your Mountain View office. More deatils will follow.

And, while I can’t welcome you aboard just yet, I look forward to working with Tony, Ann and Tom to close the acquisition and to begin implementation.

Thank you.

END

THIS E-MAIL IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF MERCURY INTERACTIVE CORPORATION COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. MERCURY INTERACTIVE CORPORATION STOCKHOLDERS AND OTHER INVESTORS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, MERCURY INTERACTIVE CORPORATION STOCKHOLDERS AND OTHER INVESTORS WILL BE ABLE TO OBTAIN COPIES OF THE TENDER OFFER STATEMENT ON SCHEDULE ‘TO’, THE OFFER TO PURCHASE AND RELATED DOCUMENTS WITHOUT CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION’S WEB SITE AT WWW.SEC.GOV. MERCURY INTERACTIVE CORPORATION STOCKHOLDERS AND OTHER INVESTORS ALSO WILL BE ABLE TO OBTAIN COPIES OF THESE DOCUMENTS, WITHOUT CHARGE, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT (877) 750-5838 OR BY E-MAIL AT INFO@INNISFREEMA.COM, FROM MERRILL LYNCH & CO., THE DEALER MANAGER FOR THE OFFER, AT (877) 653-2948, OR FROM HP. STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THOSE MATERIALS PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER.

This email contains forward-looking statements that involve risks, uncertainties and assumptions.  If such risks or uncertainties materialize or such assumptions prove incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the anticipated timing of filings and approvals relating to the acquisition; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to antitrust regulations; any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing.  Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; risks related to the timing or ultimate completion of the transaction; that, prior to the completion of the transaction, Mercury Interactive Corporation’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in HP’s and Mercury’s Securities and Exchange Commission reports, including but not limited to the risks described in HP’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 and other reports filed after HP’s Annual Report on Form 10-K for the fiscal year ended October 31, 2005 and Mercury’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004.  HP assumes no obligation and does not intend to update these forward-looking statements.

July 25, 2006

TO: HP Customers

FROM: Tom Hogan, Senior Vice President, HP Software

SUBJECT: HP agrees to acquire Mercury Interactive

Today, HP announced that we signed a definitive agreement to acquire Mercury Interactive, one of the leading business technology optimization (BTO) software companies. This acquisition will deliver unparalleled customer value by enabling companies to maximize business impact and run IT like a business, not a cost center.

This game-changing move is a major investment in management software, a strategic area for HP. It builds on a string of acquisitions and is HP’s largest software acquisition by revenue. Acquiring Mercury is expected to increase the size of the HP Software business to more than $2 billion in annual revenue, making HP one of the largest software companies in the world.

HP and Mercury together

Upon closing, the acquisition would establish HP’s IT management software and services as a clear choice for companies seeking to optimize the value that IT brings to business. It leverages HP’s global reach and strength in systems, network and IT service management software, and adds leadership in application delivery, application management and IT and service oriented architecture (SOA) governance.

The combination of HP OpenView and Mercury BTO Enterprise would integrate the many building blocks of enterprise IT management into one complete solution for the entire IT lifecycle, from planning through to deployment and operations.

Customer value

We understand the pressure on CIOs to deliver business value and flip the IT spend ratio between operations and innovation. This acquisition helps address that imperative. The combination of Mercury and HP OpenView would create a robust management suite for optimizing, automating and aligning IT with business needs.

With Mercury, HP will be able to act as the one trusted vendor for all your strategic IT disciplines: IO office, VP Applications and VP IT Operations. We will help our customers shift their IT focus from managing projects to optimizing business incomes. And, the resulting solutions will be backed by HP’s global reach and world-class customer support.

This is an exciting time for all of us, and I look forward to your continued support in building industry-leading software. We look forward to updating you on our plans for integration upon close of this acquisition.

Regards,

Tom

THIS STATEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY MERCURY’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT (877) 750-5838 OR BY E-MAIL AT INFO@INNISFREEMA.COM, FROM MERRILL LYNCH & CO., THE DEALER MANAGER FOR THE OFFER, AT (877) 653-2948, OR FROM HP.

Backgrounder

HP in Israel

History

  •
  1957—HP established in Israel with Motorola

  •
  1994—HP Labs opens office in Haifa, at Technion

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  1996—Compaq opens in Israel

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  1998—HP Israel established in Tel-Aviv

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  2002—HP acquires Indigo for approximately $720 million

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  2002—HP and Compaq merger

  •
  2002—HP unifies sales teams in Raanana

  •
  2004—HP opens ink plant in Kiryat Gat

  •
  2005—HP acquires Scitex Vision for $230 million

  •
  2005—HP and ORT open Microenterprise Acceleration Program in Kiryat Bialik

Current presence

  •
  Full-time employees in Israel: 1,500

  •
  Led by Ken Willet, acting managing director, HP Israel

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  Sales & Marketing team

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  HP Labs R&D facility in Haifa

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  Manufacturing sites: HP/Indigo; Scitex Vision

Business position

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  Largest supplier of IT products and services; ranked No. 18 by Dun & Bradstreet, 2004

  •
  Ranked No. 4 overall brand in Israel and top among IT companies in 2005 by Globes Business newspaper

  •
  Named best service company in Israel in surveys managed by STKI in 2005, Meta Group in 2004

HP Microenterprise Acceleration Program

        The HP Microenterprise Acceleration Program (MAP) provides community-based microenterprises in select locations around the world with access to IT and IT training so that they can better grow and manage their businesses. To accomplish this, HP has established alliances with leading country NGOs and local non-profit training and business development service providers who are already working with microenterprises and small businesses in communities. HP provided contributions of equipment, funding, services and support to local training and business development service providers to establish HP Microenterprise Acceleration Program centers. The first MAP Center in Israel opened in November 2005 in conjunction with ORT, a global charity organization, at ORT Kiryat Bialik College to provide training for women in high-unemployment areas in the north.

  •
  HP has contributed $100,000 (ILS500,000) to set up the center, and is contributing another $35,000 (ISL200,000) for operations;

  •
  The center has two classrooms equipped with the necessary hardware, software and communications tools to deliver advanced training;

  •
  More than 150 women have thus far been trained in 10 courses.

        THE INFORMATION IN THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF MERCURY INTERACTIVE CORPORATION COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. MERCURY INTERACTIVE CORPORATION STOCKHOLDERS AND OTHER INVESTORS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, MERCURY INTERACTIVE CORPORATION STOCKHOLDERS AND OTHER INVESTORS WILL BE ABLE TO OBTAIN COPIES OF THE TENDER OFFER STATEMENT ON SCHEDULE "TO", THE OFFER TO PURCHASE AND RELATED DOCUMENTS WITHOUT CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. MERCURY INTERACTIVE CORPORATION STOCKHOLDERS AND OTHER INVESTORS ALSO WILL BE ABLE TO OBTAIN COPIES OF THESE DOCUMENTS, WITHOUT CHARGE, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT (877) 750-5838 OR BY E-MAIL AT INFO@INNISFREEMA.COM, FROM MERRILL LYNCH & CO., THE DEALER MANAGER FOR THE OFFER, AT (877) 653-2948, OR FROM HP. STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THOSE MATERIALS PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER.

© 2006 Hewlett-Packard Development Company, L.P. The information contained herein is subject to change without notice. The only warranties for HP products and services are set forth in the express warranty statements accompanying such products and services. Nothing herein should be construed as constituting an additional warranty. HP shall not be liable for technical or editorial errors or omissions contained herein.

7/2006

2

Fact sheet
HP Software

Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304
www.hp.com

        HP offers a comprehensive portfolio of enterprise IT management software that helps customers run IT as a business. It enables IT teams to optimize their infrastructure, automate IT processes and align with changing business needs.

        HP is a fast growing management software vendor with segment leadership in:

  •
  Systems Management and Network Management

  •
  IT Service Management

        HP's Software business markets offerings under two brands: HP OpenView and HP OpenCall.

HP OpenView Management Solutions

        HP OpenView is a trusted brand that enables customers to manage and transform their IT, in a timely and affordable manner, to become more optimized, automated and aligned with business results. The HP OpenView management software portfolio provides the capabilities customers need to monitor business processes, increase the performance of applications, gain greater control over IT infrastructure and support critical business decisions. It empowers customer efforts to reduce operational costs, increase staff efficiency, improve application availability and enhance service delivery.

        By making IT more responsive to the needs of the business, HP's IT management solutions and services help customers manage an Adaptive Enterprise. That's HP's vision of an organization in which business and IT are synchronized to capitalize on change. An Adaptive Enterprise helps customers' lower IT-related costs while making IT flexible enough to deliver what customers really need—simplicity, agility and value.

        HP OpenView today manages the IT environments of more than 90 percent of the U.S. Fortune 100 companies and more than 75 percent of the Global Fortune 100 companies. HP has extensive intellectual property in its software portfolio—in fact, more than any other management software vendor in terms of portfolio patents.

String of acquisitions bolster HP OpenView

  •
  Trustgenix—Trustgenix technology extended the federation capability of HP OpenView, enabling web single sign-on and cross-domain identity management without requiring a centralized data repository or repository synchronization. (November 2005)

  •
  Peregrine Systems—The Peregrine acquisition added key asset and service management components, including asset tracking, expense controls, process automation, service control, service alignment, enterprise discovery, and IT decision management. (September 2005)

  •
  TruLogica—TruLogica technology delivered centralized management of users' identities and access rights over their complete life cycle, from initial registration through approval, provisioning, ongoing maintenance, termination and auditing. (March 2004)

  •
  Novadigm—Novadigm added automated change & configuration management, which automate the management of software such as operating systems, applications, patches, content, and configuration settings to ensure that each computing device is maintained in the right configuration. (February 2004)

  •
  Consera Software—Consera provided technology that allows customers to create models that represent IT services, mapping to underlying IT resources. (February 2004)

  •
  Talking Blocks—Talking Blocks delivered technology that functions as the management fabric and integration platform for all of HP's management capabilities, linking web services from disparate internal systems and the systems of external business partners. (September 2003)

  •
  Select Access from Baltimore Technologies — The identity management technologies in Select Access, acquired from Baltimore Technologies, provided systematic and secure user access to network services and enterprise resources, drastically reducing IT costs. (July 2003)

        HP OpenCall is a portfolio of software solutions for the service provider (wireless, fixed, broadband and cable) market that delivers market-leading communication solutions that help network & service providers simplify their infrastructure, improve operational efficiency and significantly accelerate time to revenue.

        The HP OpenCall product portfolio powers the real-time service delivery infrastructure of the session description protocol (SDP). It does this by providing a set of open, standards based service platforms and enablers:

  •
  Home Location Register — core wireless network database responsible for user and service data, mobility management, and authentication

  •
  Home Location Register—core wireless network database responsible for user and service data, mobility management, and authentication

  •
  Home Subscriber Server — HLR in the IMS world, holds user related information (identify, security, profile, location), and provides authentication

  •
  XML Document Management Server—provides centralized group data repository—allowing access and manipulation of user defined data (contact lists, group lists, and access lists)

  •
  Media Platform / Media Resource Function—voice and video services platform that supports development of multimedia service offerings

  •
  Service Access Control—platform that enables real-time charging control of multimedia sessions

  •
  Signaling (SS7, Sigtran, SIP, Diameter)—platforms and protocols that connect applications to the legacy and next generation networks

HP OpenView Software Services

        HP provides high-quality software services that address all aspects of the IT lifecycle. The wide range of HP OpenView Software Services offerings—from online self-solve support to proactive mission-critical services—provides customers choice in the services that best match their business needs.

        HP OpenView Software Services employs more than 800 software support engineers operating in 65 different centers around the world, providing around-the-clock support in local languages. Additionally, the business unit works with more than 1,000 implementation partners in 56 countries.

        More information about the HP OpenView portfolio is available at www.hp.com/openview.

        THIS FACT SHEET IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY MERCURY INTERACTIVE CORPORATION COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION,

2

INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT (877) 750-5838 OR BY E-MAIL AT INFO@INNISFREEMA.COM, FROM MERRILL LYNCH & CO., THE DEALER MANAGER FOR THE OFFER, AT (877) 653-2948, OR FROM HP.

© 2006 Hewlett-Packard Development Company, L.P. The information contained herein is subject to change without notice. The only warranties for HP products and services are set forth in the express warranty statements accompanying such products and services. Nothing herein should be construed as constituting an additional warranty. HP shall not be liable for technical or editorial errors or omissions contained herein.

06/2006

3

Pre-Announce Notice to Belgium Works Council

July 25, 2006
 HP to Acquire Mercury Interactive Corporation

        HP plans to announce today, July 25, 2006, that it has signed a definitive agreement to acquire Mercury, a leading innovator in management software and services for corporate customers. Founded in 1989, Mercury conducts business worldwide and is the global leader in business technology optimization (BTO) software and services. Headquartered in Mountain View, Calif., the company has offices in 26 countries worldwide and operates in more than 35 countries, including the Americas, Israel, Europe, Asia Pacific and Japan. Mercury has around 3,027 employees worldwide, with ~665 in Israel, and ~643 in Europe, including ~12 employees in Belgium.

        Upon close, the acquisition is expected to increase the size of the HP Software business to more than $2 billion in annual revenue, making HP one of the largest software companies in the world. It leverages HP's global reach and strength in systems, network and IT service management software, and adds leadership in application delivery, application management and IT and service oriented architecture (SOA) governance.

        The resulting combination would establish HP's IT management software and services as a clear choice for companies seeking to optimize the business impact of IT. Local integration proposals are still being developed and will be subject to information/consultation with the relevant works councils, if necessary. HP would initially operate Mercury as a separate unit within HP Software.

        The acquisition would be conducted by means of a tender offer for all the outstanding shares of Mercury, followed by merger of Mercury with an HP subsidiary. HP expects to commence the tender offer promptly, and the merger is expected to close in the fourth quarter of calendar year 2006.

        THIS NOTICE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY MERCURY INTERACTIVE CORPORATION COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT (877) 750-5838 OR BY E-MAIL. AT INFO@INNISFREEMA.COM, FROM MERRILL LYNCH & CO., THE DEALER MANAGER FOR THE OFFER, AT (877) 653-2948, OR FROM HP.

Pre-Announce Notice to French Works Council

July 25, 2006
 HP to Acquire Mercury Interactive Corporation

        HP plans to announce today, July 25, 2006, that it has signed a definitive agreement to acquire Mercury, a leading innovator in management software and services for corporate customers. Founded in 1989, Mercury conducts business worldwide and is the global leader in business technology optimization (BTO) software and services. Headquartered in Mountain View, Calif., the company has offices in 26 countries worldwide and operates in more than 35 countries, including the Americas, Israel, Europe, Asia Pacific and Japan. Mercury has around 3,027 employees worldwide, with ~665 in Israel, and ~643 in Europe, including ~47 employees in Paris.

        Upon close, the acquisition is expected to increase the size of the HP Software business to more than $2 billion in annual revenue, making HP one of the largest software companies in the world. It leverages HP's global reach and strength in systems, network and IT service management software, and adds leadership in application delivery, application management and IT and service oriented architecture (SOA) governance.

        The resulting combination would establish HP's IT management software and services as a clear choice for companies seeking to optimize the business impact of IT. Local integration proposals are still being developed and will be subject to information/consultation with the relevant works councils, if necessary. HP would initially operate Mercury as a separate unit within HP Software.

        The acquisition would be conducted by means of a tender offer for all the outstanding shares of Mercury, followed by merger of Mercury with an HP subsidiary. HP expects to commence the tender offer promptly, and the merger is expected to close in the fourth quarter of calendar year 2006.

        THIS NOTICE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY MERCURY INTERACTIVE CORPORATION COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT (877) 750-5838 OR BY E-MAIL. AT INFO@INNISFREEMA.COM, FROM MERRILL LYNCH & CO., THE DEALER MANAGER FOR THE OFFER, AT (877) 653-2948, OR FROM HP.

Pre-Announce Notice to Netherlands Works Council

July 25, 2006
 HP to Acquire Mercury Interactive Corporation

        HP plans to announce today, July 25, 2006, that it has signed a definitive agreement to acquire Mercury, a leading innovator in management software and services for corporate customers. Founded in 1989, Mercury conducts business worldwide and is the global leader in business technology optimization (BTO) software and services. Headquartered in Mountain View, Calif., the company has offices in 26 countries worldwide and operates in more than 35 countries, including the Americas, Israel, Europe, Asia Pacific and Japan. Mercury has around 3,027 employees worldwide, with ~665 in Israel, and ~643 in Europe, including ~26 employees in Amstelveen.

        Upon close, the acquisition is expected to increase the size of the HP Software business to more than $2 billion in annual revenue, making HP one of the largest software companies in the world. It leverages HP's global reach and strength in systems, network and IT service management software, and adds leadership in application delivery, application management and IT and service oriented architecture (SOA) governance.

        The resulting combination would establish HP's IT management software and services as a clear choice for companies seeking to optimize the business impact of IT. Local integration proposals are still being developed and will be subject to information/consultation with the relevant works councils, if necessary. HP would initially operate Mercury as a separate unit within HP Software.

        The acquisition would be conducted by means of a tender offer for all the outstanding shares of Mercury, followed by merger of Mercury with an HP subsidiary. HP expects to commence the tender offer promptly, and the merger is expected to close in the fourth quarter of calendar year 2006.

        THIS NOTICE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY MERCURY INTERACTIVE CORPORATION COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT (877) 750-5838 OR BY E-MAIL. AT INFO@INNISFREEMA.COM, FROM MERRILL LYNCH & CO., THE DEALER MANAGER FOR THE OFFER, AT (877) 653-2948, OR FROM HP.

Channel partner statement

HP agrees to acquire Mercury Interactive Corporation

From: Tom Hogan, Senior Vice President,
HP Software Business
Hewlett-Packard

        We have exciting news to share with our valued Software channel partners. Today, we announced that we signed a definitive agreement to acquire Mercury, one of the leading business technology optimization (BTO) software companies.

        This game-changing move builds on a string of acquisitions and would be HP's largest software acquisition by revenue. The Mercury acquisition is expected to increase the size of the HP Software business to more than $2 billion in annual revenue, making HP one of the largest software companies in the world.

        This acquisition redefines the enterprise IT management market. It creates a robust management suite for optimizing, automating and aligning IT services with business needs.

Additional sales opportunities

        This acquisition would provide additional sales opportunities for HP's channel partners, for we intend to make Mercury products and solutions available through standard HP sales and HP service channels. Management software solutions are of strategic value to customers, and sales for Mercury's leading business technology optimization (BTO) products have been growing. Additionally, these products can lead to sales of additional HP products and services.

        We will be focusing on the go-to-market program for the Mercury products and services as the acquisition closes, which is not expected before the end of the fourth calendar quarter of 2006.

        As decisions are made about the role of HP Software channel partners in the sales process, your HP Business Partner Manager will communicate them to you. Until then, we encourage you to continue representing HP with today's management software products for the Adaptive Enterprise.

HP and Mercury together

        We also wanted to let you know how we envision the product direction for HP and Mercury. The Mercury acquisition would enhance HP's leadership in business technology optimization (BTO) to help customers optimize the business outcome of IT. It leverages HP's global reach and strength in systems, network and IT service management software, and adds leadership in application delivery, application management and IT and service oriented architecture (SOA) governance.

        The combination of HP OpenView and Mercury BTO Enterprise would integrate the many building blocks of enterprise IT management into one complete solution for the entire IT lifecycle, from planning through to deployment and operations.

        Upon closing, the acquisition would establish HP's IT management software and services as a clear choice for companies seeking to optimize the value that IT brings to business.

        This is an exciting time for all of us. We look forward to your continued support during this transition and to working with you as we continue to innovate and deliver upon our management for the Adaptive Enterprise strategy, synchronizing IT and business to capitalize on change.

Good selling . . .

THIS STATEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY MERCURY INTERACTIVE CORPORATION COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE. STOCKHOLDERS SHOULD READ THESE

MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT (877) 750-5838 OR BY E-MAIL AT INFO@INNISFREEMA.COM, FROM MERRILL LYNCH & CO., THE DEALER MANAGER FOR THE OFFER, AT (877) 653-2948, OR FROM HP.

Frequently Asked Questions

Editorial contacts:

Robert Sherbin
+1 650 857 2381
robert.sherbin@hp.com

Ryan J. Donovan
+1 650 857 8410
ryan.j.donovan@hp.com

HP Media Hotline
+1 866 266 7272
pr@hp.com
www.hp.com/go/newsroom

HP
3000 Hanover Street
Palo Alto, CA 94304
www.hp.com

HP to acquire Mercury Interactive Corp.
Frequently Asked Questions for external audiences

General/deal rationale

What is HP announcing?

        HP announced today that it has signed a definitive agreement to acquire Mercury Interactive Corp., a leading business technology optimization software company, through a cash tender offer. The acquisition is subject to certain closing conditions, including receipt of relevant merger control approvals. It is not expected to close before the end of the fourth calendar quarter of 2006.

This game-changing move builds on a string of acquisitions and would be HP's largest software acquisition by revenue. The Mercury acquisition is expected to increase the size of the HP Software business to more than $2 billion in annual revenue, making HP one of the largest software companies in the world.

Why is HP acquiring Mercury?

        This acquisition redefines the enterprise IT management market. It creates a robust management suite for optimizing, automating and aligning IT services with business needs.

How do Mercury and HP products fit together?

        The Mercury acquisition would enhance HP's leadership position in business technology optimization (BTO) to help customers optimize the business outcome of IT. It leverages HP's global reach and strength in systems, network and IT service management software, and adds leadership in application delivery, application management and IT and service oriented architecture (SOA) governance.

What is the value to customers?

        Bringing the two companies together would help customers shift their IT focus from managing projects to optimizing business outcomes—aligning IT to business needs, automating operations and optimizing applications and infrastructure.

        This means enabling business to get the best possible value from IT investments, ensuring that every new IT project optimizes cost, speed of delivery and reliability, with minimized risk.

What do you mean by "business technology optimization (BTO)" software?

        BTO software enables customers to run their IT like a business rather than a cost structure. It does so by delivering higher service levels and increased agility, thus freeing up financial and technical resources for innovation and growth.

What do you mean by "management software?"

        Management software is software that enables customers to manage and coordinate their entire IT environment—including applications, PCs, storage and servers and the IT services that are comprised of those components.

What do you mean by "optimizing the business outcomes of IT?"

        This means enabling business to get the best possible value from IT investments. There are no IT projects anymore, only business projects that depend upon IT. Businesses need faster IT support for business innovations, and because IT organizations typically spend the vast majority of their budgets on maintenance and operations, they have to automate IT operations in order to invest more in delivering new value to the business. Every new IT project must be optimized for cost, speed of delivery and minimized risk.

How does Mercury support HP's Adaptive Enterprise strategy?

        The Mercury acquisition would enhance HP's Adaptive Enterprise strategy of synchronizing business and IT to capitalize on change. BTO provides the software systems for IT to enable this synchronization.

How does OpenCall fit with this acquisition?

        This acquisition is complementary to HP OpenView. Mercury capabilities for IT governance may also be attractive to our OpenCall customers as well. OpenCall customers face the same challenges as other enterprises: making sure that IT projects are delivered quickly, dependably and at an optimal cost.

Pricing and deal structure

What basis was used to price the deal?

        HP looked at a number of factors, including public company comparables, acquisition comparables, discounted cash flow, trading range of Mercury stock and analyst price targets for Mercury stock.

Is this acquisition material to HP?

        This acquisition will have a significant impact on HP's Software financial reporting business segment and may be material to HP as a whole.

How do you justify the premium you are paying?

        HP believes it is paying a reasonable premium based on the strategic benefits of the combination and expected financial benefits of acquiring Mercury.

What has HP previously said regarding its appetite for transactions?

        HP has indicated in the past that it is willing to do "digestible" strategic and financially sound acquisitions. HP's acquisition of Mercury fits that profile.

Do you expect competing bids? What will happen if they arise?

        There is always the possibility that Mercury may receive competing bids. The agreement provides mechanisms for how Mercury is permitted to react to any such bids it may receive. Mercury is not precluded from accepting a superior bid.

Were there other parties interested in acquiring Mercury?

        Yes, there were other potential buyers.

Why did Mercury proceed with HP?

        HP offered the best business, cultural and financial fit for Mercury's employees, shareholders and customers.

How much cash does HP have before and after this transaction, and how much cash is it generating?

        HP ended Q2 with approximately $14.1B in cash. We have not announced Q3 cash generation. In the first half of fiscal 2006, HP had net cash flow from operations of $5.4 billion.

What is the break up fee if the transaction doesn't proceed with HP?

        The break up fee is $170 million.

How much cash does Mercury have?

        As of June 30, 2006, Mercury's cash balance was approximately $1.2 billion.

How much debt does Mercury have?

        As of June 30, 2006, Mercury's debt was approximately $800 million.

Approval process

Does this require HP or Mercury stockholder approval?

        The acquisition would be conducted by means of a tender offer for all of the outstanding shares of Mercury, followed by a merger of Mercury with an HP subsidiary. Once HP commences the tender offer for all of Mercury's outstanding shares, each Mercury stockholder will have the opportunity to make an independent investment decision whether to tender its shares in response to the offer. Depending on the number of shares held by HP after its acceptance of all of the shares properly tendered in connection with the offer, Mercury's stockholder approval of the subsequent merger may be required. HP stockholder approval will not be required.

Is this transaction subject to further regulatory scrutiny as a result of Mercury's failure to timely comply with all applicable financial reporting requirements and the SEC investigation into Mercury's practices for granting stock options?

        Some of the SEC filings that will be made in connection with this transaction are subject to possible review and comment by the staff of the SEC. In addition, the market impact of this transaction may be evaluated by U.S. and foreign antitrust and merger control regulators.

Mercury employment-related questions

What is the current status of Mercury's organization?

        Mercury is a publicly traded company with more than 3,000 employees and 26 offices worldwide, and it operates in more than 35 countries. Mercury was founded in 1989 and is headquartered in Mountain View, California with a significant presence in Israel, the U.K. and Singapore.

How many employees does Mercury have? HP Software? HP?

        Mercury has more than 3,000 employees. HP has 150,000 employees. We do not break out the specific number of employees in our businesses, software or otherwise.

How many employees does Mercury have in Israel?

        Mercury employs 572 employees in Israel.

How many employees does HP have in Israel?

        HP employs about 1,500 employees in Israel. We do not disclose the site by site breakdowns of that figure.

What does today's announcement mean for Mercury employees?

        Today's announcement is that HP and Mercury have signed an acquisition agreement, subject to certain closing conditions. We expect that it will take several months to complete the transaction. As a result, between now and the closing of the transaction, there will be no changes in the daily activities at Mercury for most Mercury employees.

Will any Mercury employees lose their jobs as a result of today's announcement?

        Between now and closing of the transaction, there will be no changes in the day-to-day activities at Mercury. If regulatory approvals are not obtained or the tender offer is not successful, Mercury can continue as a standalone company.

Will any Mercury employees lose their jobs after the closing?

        HP's intention is to acquire an ongoing business, and it is very clear that we need most employees to continue in their current functions to maintain this business.

        As with most mergers, there may be areas of overlap in certain roles. The announced agreement requires a number of steps to obtain government and shareholder approval before the merger will be final, and any employment decisions will be made after the approval process is completed. Employees and their representatives will be informed and, where required, consulted in connection with any such proposals in connection with local legal requirements.

Is HP committed to maintaining Mercury's significant presence in Israel?

        Yes, much of Mercury's R&D is in Israel, and they deliver best-of-class, quality software.

What is the size of HP's business in Israel?

        HP has about 1,500 employees based in Israel, a market we have been in since 1957. We don't break out revenue on a market-by-market basis.

What is HP's view of the current conflict between Israel and Hezbollah?

        HP does not comment on the political environment.

Will HP move Mercury jobs to low-cost locations?

        We constantly review the geographic distribution of our work to assure we deliver the best results at the best cost, as Mercury has also done. We would look for opportunities to consolidate HP and Mercury sites where feasible. We have no current plans to shut down any Mercury's R&D sites.

Where do you expect to receive the "synergy" benefits you refer to? Does this signal headcount reductions?

        HP's intention is to acquire an ongoing business, and we anticipate that we would need most employees to continue in their current functions to maintain this business. We would work hard to transition Mercury into the HP operational model and would seek to drive efficiencies and growth as we do for all HP businesses.

        As with most mergers, there may be areas of overlap in certain roles. The announced agreement requires a number of steps to obtain government and shareholder approval before the merger will be final, and any employment decisions would be made as part of that process. Employees and their representatives will be informed and, where required, consulted in connection with any such proposals in connection with local legal requirements.

What will happen to senior Mercury's executives?

        There will be no immediate changes to Mercury's reporting structure. Over the period ahead, we will develop the integration strategy and organization design for HP Software. The announcement agreement requires a number of steps to obtain government and shareholder approval before the merger will be final, and any employment decisions will be part of that process. We have every intention and desire to retain Mercury 's top talent.

What will Tony Zingale's role be?

        Tony will work on integrating the software businesses. Specific job titles and reporting lines won't be determined until after the transaction closes. We look forward to Tony and other Mercury executives becoming part of HP.

How similar are the compensation programs for the two companies?

        We do not disclose details of how compensation is structured. We are confident that we can work to align our compensation policies as part of the work to integrate these two businesses.

How will HP address the concerns of Mercury's employees that the acquisition would dampen its entrepreneurial culture?

        HP has a history of innovation and entrepreneurial spirit where Mercury and its employees will be welcomed. HP has also successfully acquired and integrated other entrepreneurial companies in the past and anticipates no issues with Mercury or its culture.

General Mercury questions

What are Mercury's capabilities?

        Mercury provides business technology optimization software and services to corporate customers. Its products can be organized in four product categories: application delivery, application management and IT governance and service oriented architecture (SOA) governance.

What does Mercury's technology provide to HP?

        Mercury is a global leader in business technology optimization (BTO) software and services. The combination of HP OpenView and Mercury BTO Enterprise would integrate the many building blocks of enterprise IT management into one complete solution for managing the entire IT lifecycle, from planning through to deployment and operations.

What are Mercury's latest financials?

        On July 3, 2006 Mercury filed its Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004, with restated financial statements for its FY04, FY03 and FY02 fiscal years. In addition, Mercury has previously filed its Quarterly Reports on Form 10-Q for periods through the quarter ended March 31, 2005. Mercury's restated financial statements for its FY04, FY03 and FY02 fiscal years are included beginning on page 82 of the Form 10-K/A, which is available at http://www.sec.gov/Archives/edgar/data/867058/000119312506141393/d10ka.htm.

        Mercury's financial statements for its fiscal quarter ended March 31, 2005 are included beginning on page 1 of its Q105 Form 10-Q, which is available at http://www.sec.gov/Archives/edgar/data/867058/000119312505099185/d10q.htm.

Is there customer base overlap between Mercury and HP?

        HP and Mercury do have customers in common; however, the product capabilities are complementary. The acquisition would provide the opportunity to offer broader IT management capabilities to both Mercury and HP customers.

Does Mercury have particular strengths in certain vertical segments?

        Yes, Mercury customers are well represented in the Financial Services, Technology, and the Telecommunications markets. But, Mercury products are very well suited to horizontal markets, as is HP OpenView.

Who are Mercury's key competitors in the market today? How does the Mercury acquisition affect the competitive landscape?

        Mercury's primary competitors include BMC, Borland, Computer Associates (CA), Compuware, IBM/Rational, Quest Software and Serena. The combined capabilities of HP OpenView and Mercury BTO software and services would allow us to be even more competitive by providing more complete enterprise IT management solutions for aligning business and IT.

Does the addition of application delivery take HP OpenView into a new market?

        Mercury has a strong customer base for its application delivery capabilities. Mercury strengths in managing application delivery would complement the post-deployment strengths of HP OpenView.

How fast is Mercury growing compared with HP's Software business and HP?

        We would be combining two businesses, each growing faster than its addressable market. The combination would make HP one of the largest software companies in the world, according to IDC data.

What data supports HP's statement it will have one of the industry's largest software businesses?

        IDC data shows that, based on 2005 data, by adding all software sold by HP Software, plus that sold by other parts of HP, together with all software sold by Mercury, HP would be the sixth-largest software company, behind Microsoft, IBM, Oracle, SAP and Symantec, but ahead of CA, EMC and Adobe. Full data is below:

Rank	Companies	2003	2004	2005
1	Microsoft Corporation	$28,392.3	$32,315.1	$34,984.6
2	IBM	$16,290.4	$17,137.4	$17,722.7
3	Oracle Corporation	$9,448.9	$10,488.0	$10,493.7
4	SAP AG	$5,239.4	$6,298.7	$7,208.2
5	Symantec Corp.	$3,433.0	$4,368.8	$4,952.5
6	Computer Associates Intl. Inc.	$3,321.6	$3,527.8	$3,572.1
7	EMC Corp.	$2,144.5	$3,026.3	$3,483.2
8	Hewlett-Packard Company	$3,010.2	$3,076.2	$3,249.2
9	Adobe Systems Incorporated	$1,621.7	$2,010.9	$2,427.8
10	Fujitsu Limited	$2,060.8	$2,215.3	$2,321.4
11	Sun Microsystems Inc.	$1,688.6	$1,634.2	$1,661.3
12	Cisco Systems Inc.	$1,089.4	$1,251.3	$1,546.8
13	SAS Institute	$1,243.7	$1,401.5	$1,531.0
14	Autodesk Inc.	$916.7	$1,198.2	$1,454.3
15	BMC Software Inc.	$1,354.7	$1,398.3	$1,395.6
16	Hitachi Limited	$1,248.6	$1,307.6	$1,346.7
17	SAGE Group PLC	$1,053.8	$1,266.2	$1,328.9
18	SunGard Data Systems Inc.	$1,079.9	$1,137.9	$1,235.0
19	Intuit Inc.	$958.0	$1,054.5	$1,227.0
20	Cadence Design Systems Inc.	$988.3	$1,060.6	$1,203.0
21	BEA Systems	$950.8	$1,002.7	$1,094.0
22	Siebel Systems Inc.	$951.6	$1,004.5	$1,021.3
23	Dassault Systemes	$806.1	$914.8	$985.3
24	McAfee Inc.	$748.0	$875.5	$958.9
25	Siemens AG	$908.6	$930.1	$936.3
26	Business Objects	$735.0	$831.7	$927.4
27	McKessonHBOC	$822.9	$861.0	$908.9
28	UGS	$717.5	$797.1	$863.2
29	Citrix Systems Inc.	$567.0	$685.4	$821.2
30	Synopsys Inc.	$916.3	$879.2	$803.5
31	NEC Corporation	$648.5	$725.4	$793.6
32	Mercury Interactive Corp.	$460.9	$609.5	$749.7
33	Fiserv Inc.	$645.0	$677.5	$744.0
34	Compuware Corporation	$697.6	$748.1	$733.0
35	Sybase Inc.	$704.1	$729.6	$726.6
36	Apple Computer Inc.	$496.6	$539.9	$722.4
37	Cognos Incorporated	$558.0	$670.3	$717.7
38	Novell Inc.	$723.9	$725.0	$712.4
39	Misys PLC	$596.2	$675.8	$678.1
40	Network Appliance	$303.0	$475.5	$655.7

Does Mercury Loadrunner compete with HP OpenView?

        Loadrunner and Openview are complementary, not overlapping. HP would be able to offer Loadrunner customers additional Openview capabilities to align IT to business needs, automate operations and optimize applications and infrastructure.

General HP questions

How does today's acquisition fit into HP's broader software and enterprise strategies?

        The Mercury acquisition would enhance HP's software strategy as well as its Adaptive Enterprise strategy to be a leader in business technology optimization to help customers tightly align IT priorities with changing business needs. BTO provides the software systems for IT that enable this synchronization.

Does this acquisition further HP's next generation data center intentions? If so, how?

        Yes, the capabilities that Mercury would add to the HP software portfolio are critical to the next generation data center. Application discovery, mapping and management are key technologies for managing a data center. IT governance is critical to managing IT projects and to ensuring compliance with corporate standards for a data center.

What previous acquisitions has HP made for its enterprise management portfolio?

        This acquisition would build upon the several acquisitions made by HP in the past three years of leading software technology, products and services to create one of the world's leading portfolio of enterprise IT management software and services. Among these acquisitions are:

        Select Access from Baltimore Technologies (2003): identity access management

        Talking Blocks (2003): SOA management

        CodeArts (2004): virtual machine management

        Novadigm (2004): configuration management

        Consera Software (2004): configuration management

        TruLogica (2004): identity user provisioning

        AppIQ (2005): infrastructure management

        RLX (2005): infrastructure management

        Outerbay (2005): storage infrastructure management

        Peregrine Systems (2005): asset management, service management and service request management

        TrustGenix (2005): federated identity management

Will there be any follow-on acquisitions?

        We continually assess the products, technologies and services we need to deliver to support our goal of managing the entire IT stack from resources to services to business processes and the best way to integrate them with our HP software solutions. However, we do not comment on any potential future M&A activity.

What are the largest acquisitions HP has undertaken and their size?

1.
Compaq, announced September, 2001, $25 billion

2.
Indigo, announced September, 2001, $882 million

3.
Peregrine, announced September, 2005 $425 million

4.
Synstar, announced October, 2004, $293.3 million

Will any HP employees lose their jobs if the acquisition is completed?

        As with most mergers, there may be areas of overlap in certain roles. These types of employment decisions would not be made or announced until after all regulatory approvals and other closing conditions have been met.

        On July 19, 2005, HP announced a restructuring plan that included a workforce reduction of 14,500 which was revised in Q4'05 to 15,300. Employees and their representatives will be informed and, where required, consulted in connection with any such proposals in connection with local legal requirements.

Will any or all of Mercury's offices be closed as part of the real estate consolidation HP announced on July 6, 2006?

        HP would evaluate Mercury's real estate holdings and consolidate those sites to fewer core HP sites as part of its four-year workplace transformation effort announced on July 6. Specific details about specific sites have not yet been determined.

HP Software Business

How will Mercury be integrated within HP?

        After closing, Mercury would become part of the HP Software Business, run by Tom Hogan, SVP/GM, within the HP Technology Solutions Group, run by Ann Livermore, EVP.

What HP subsidiary is Mercury merging with?

        Mercury will merge with a new HP subsidiary formed for the sole purpose of facilitating the acquisition. The subsidiary will cease to exist upon the completion of the merger.

How will the Mercury portfolio be integrated with the rest of TSG, comprising servers, storage and HP Services?

        As with HP Openview, Mercury supports the heterogeneous IT environments our customers have. The combination of Mercury and HP would provide the best IT management, the best IT infrastructure and the best professional services and solutions to deliver value to our customers.

What capabilities does Mercury add to HP OpenView?

        Mercury would add application delivery, application management, IT governance and service oriented architecture (SOA) governance capabilities to HP OpenView.

Will Mercury be a new division of HP, or will it be a part of OpenView?

        Mercury would become part of the HP Software business.

Who will run Mercury?

        Mercury would continue to be run by Tony Zingale as part of the HP Software business.

Can you comment on a report that IBM is rumored to be acquiring Cognos?

        As per HP policy, we do not comment on rumors or speculation relative to HP or our competitors.

Sales and customer channels

Why is this good for customers? How does this help customers run IT as a business?

        Management software tightly aligns IT priorities with changing business needs. Bringing together Mercury and HP would give customers the ability to optimize business outcomes and run IT as a business. The combination would provide customers with the industry's most robust management suite for optimizing, automating and aligning IT with changing business conditions.

Will Mercury products be sold through HP?

        Following the close of the acquisition, Mercury products would be available from HP through standard HP sales and service channels. More information about product integration, branding and the selling model would be available after the acquisition closes.

What is reference selling?

        In a reference-selling relationship, one company's sales force will refer a customer's interest in a second company's product to that second company's sales force for follow up.

Mercury options/governance issues

For what periods did Mercury restate its financial statements and why?

        On July 3, 2006 Mercury filed its Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004, with restated financial statement for its FY04, FY03 and FY02 fiscal years. Mercury has previously filed its Quarterly Reports on Form 10-Q for periods through the quarter ended March 31, 2005.

What historical earnings reports has Mercury not yet filed and why?

        Mercury has not yet filed its annual report on Form 10-K for 2005, or its quarterly report for the second and third quarters of 2005 and the first and second quarters of 2006. These reports could not be completed until the restated Form 10-K/A for 2004 was completed and filed. Mercury has announced that it intends to file its Form 10-K for 2005 in the third quarter of calendar year 2006.

What is the last quarter for which Mercury has filed earnings?

        The quarter ended March 31, 2005.

What about Mercury's failure to comply with all applicable financial reporting requirements? Have these deficiencies been resolved? If not, why not?

        At this time, Mercury has not come into full compliance with all applicable financial reporting requirements. In August 2005, Mercury announced that a special committee appointed by Mercury's Board of Directors concluded that the actual grant dates for certain past stock options granted by Mercury differed from the originally stated grant dates for such awards. As a result, Mercury determined that the previously filed unaudited interim and audited consolidated financial statements for its 2004, 2003 and 2002 fiscal years, as well as the unaudited interim financial statements for its first fiscal quarter of 2005, contained misstatements and would need to be restated. On July 3, 2006, Mercury announced that it had completed the restatements for its 2004, 2003 and 2002 fiscal years and had filed those financial statements with SEC. Mercury also announced that it expects to file its restatement for the first quarter of 2005 with the SEC in July.

        Mercury has not yet filed its annual report on Form 10-K for 2005, or its quarterly reports for the second and third quarters of 2005 and the first and second quarters of 2006. These reports could not be completed until the restated Form 10-K/A for 2004 was completed and filed. Mercury has announced that it intends to file its Form 10-K for 2005 in the third calendar quarter of 2006.

Why has HP decided to purchase Mercury now prior to the restatements?

        Mercury offers a very impressive product portfolio that would deliver value for customers under a company with robust execution and operations credentials.

When and why was Mercury delisted from NASDAQ?

        According to disclosures in Mercury's SEC reports, Mercury was delisted from The NASDAQ National Market because it was not in compliance with NASDAQ requirements for continued listing, including the requirement to stay current with its periodic financial reporting obligations.

What is stock option backdating, and why is Mercury under investigation for this practice?

        Stock option backdating is a practice in which the record date of the grant of a stock option precedes the actual grant date of the option. Stock options become more valuable as the issuer's share price increases above the exercise price of the option. Because the exercise price of a stock option is generally based on the trading price of the company's stock on the grant date of the option, backdating an option grant to a date on which the company's share price was lower than the price at the actual time of grant generally increases the value of the option. Backdating options without compliance with applicable accounting, tax, financial reporting and other regulatory requirements violates federal law. Mercury has publicly reported that it has been notified that the SEC and Department of Justice are conducting investigations into its practices relating to granting stock options.

What does HP believe will happen to former Mercury execs in light of the recent Brocade news?

        This involves former Mercury employees, and HP has no view on the matter.

What magnitude of financial penalties against Mercury is HP expecting?

        We don't comment on pending litigation. For a description of Mercury-related litigation, please see Mercury's Form 10-KA for its 2004 fiscal year, which was filed on July 3, 2006.

Appendix I

What companies has HP purchased since the HP-Compaq merger?

Target	Date announced	Stated price
Indigo	Sept. 9, 2001	Approximately $720 million
Commercial and specialty digital printers
Baltimore Technologies	July 4, 2003	Undisclosed
(SelectAccess product line) UK-based provider of high-trust security products
PipeBeach	July 23, 2003	Undisclosed
Speech-based products and technology that enabled the delivery of interactive voice solutions
ExtremeLogic	Aug. 13, 2003	Undisclosed
Architecture and implementation of business solutions based on Microsoft®.NET
Talking Blocks	Sept. 3, 2003	Undisclosed
Service Oriented Architecture and Web services management software company
Persist Technologies	Nov. 11, 2003	Undisclosed
Software designed for long-term storage and access of reference information
Novadigm	Feb. 4, 2004	Undisclosed
Software to automate change and configuration management
Consera Software	Feb. 4, 2004	Undisclosed
IT service-modeling software
Triaton	Feb. 23, 2004	Undisclosed
Information technology services
TruLogica	March 11, 2004	Undisclosed
IT user-provisioning software
ManageOne	May 13, 2004	Undisclosed
Information technology service management (ITSM) education and consulting
CEC Europe Service Mngt	May 13, 2004	Undisclosed
Information technology service management (ITSM) education and consulting
Synstar	Oct. 1, 2004	$293 million
Independent provider of information technology (IT) services
Snapfish	March 21, 2005	Undisclosed
Online photo service

Scitex Vision	Aug. 11, 2005	$230 million
Manufacturer and service provider of Piezo Drop On Demand inkjet based digital printing presses and consumables for industrial applications
AppIQ	Sept. 19, 2005	Undisclosed
Open storage area network management and storage resource management technologies
Peregrine Systems	Sept. 19, 2005	$425 million
Enterprise solutions; IT service and asset management
RLX	Oct. 3, 2005	Undisclosed
Management software for blade environments
Trustgenix	Nov. 30, 2005	Undisclosed
Software federation solutions
Pixaco	Dec. 13, 2005	Undisclosed
e-commerce site providing photo services and photo products
OuterBay	Feb. 7, 2006	Undisclosed
Information lifecycle management solutions for applications and databases

Important information

        THESE FREQUENTLY ASKED QUESTIONS ARE FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF MERCURY INTERACTIVE CORPORATION COMMON STOCK WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. MERCURY INTERACTIVE CORPORATION STOCKHOLDERS AND OTHER INVESTORS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, MERCURY INTERACTIVE CORPORATION STOCKHOLDERS AND OTHER INVESTORS WILL BE ABLE TO OBTAIN COPIES OF THE TENDER OFFER STATEMENT ON SCHEDULE "TO', THE OFFER TO PURCHASE AND RELATED DOCUMENTS WITHOUT CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. MERCURY INTERACTIVE CORPORATION STOCKHOLDERS AND OTHER INVESTORS ALSO WILL BE ABLE TO OBTAIN COPIES OF THESE DOCUMENTS, WITHOUT CHARGE, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT (877) 750-5838 OR BY E-MAIL AT INFO@INNISFREEMA.COM, FROM MERRILL LYNCH & CO., THE DEALER MANAGER FOR THE OFFER, AT (877) 653-2948, OR FROM HP. STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THOSE MATERIALS PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER.

Forward-looking statements

        This document contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the anticipated timing of filings and approvals relating to the acquisition; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to antitrust regulations; any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; risks related to the timing or ultimate completion of the transaction; that, prior to the completion of the transaction, Mercury's business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in HP's and Mercury's Securities and Exchange Commission reports, including but not limited to the risks described in HP's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 and other reports filed after HP's Annual Report on Form 10-K for the fiscal year ended October 31, 2005 and Mercury's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004. HP assumes no obligation and does not intend to update these forward-looking statements.

© 2006 Hewlett-Packard Development Company, L.P. The information contained herein is subject to change without notice. The only warranties for HP products and services are set forth in the express warranty statements accompanying such products and services. Nothing herein should be construed as constituting an additional warranty. HP shall not be liable for technical or editorial errors or omissions contained herein.

7/2006

Frequently Asked Questions for Mercury employees

HP to acquire Mercury Interactive Corp.

What is HP announcing?

        HP announced today that it has signed a definitive agreement to acquire Mercury Interactive Corp., a leading business technology optimization software company, through a cash tender offer. The acquisition is subject to certain closing conditions, including receipt of relevant merger control approvals. It is not expected to close before the end of the fourth calendar quarter of 2006.

        This game-changing move builds on a string of acquisitions and would be HP's largest software acquisition by revenue. The Mercury acquisition is expected to increase the size of the HP Software business to more than $2 billion in annual revenue, making HP one of the largest software companies in the world.

Why is HP acquiring Mercury?

        This acquisition redefines the enterprise IT management market. It creates a robust management suite for optimizing, automating and aligning IT services with business needs.

Will any Mercury employees lose their jobs as a result of today's announcement?

        HP's intention is to acquire an ongoing business, and it is very clear that we need most employees to continue in their current functions to maintain this business.

        As with most mergers, there may be areas of overlap in certain roles. The announced agreement requires a number of steps to obtain government and shareholder approval before the merger will be final, and any employment decisions will be made at the conclusion of that process. Employees and their representatives will be informed and, where required, consulted in connection with any such proposals in connection with local legal requirements.

What will happen to senior Mercury executives?

        There will be no immediate changes to Mercury's reporting structure. Over the period ahead, we will develop the integration strategy and organization design for HP Software. The announcement agreement requires a number of steps to obtain government and shareholder approval before the merger will be final, and any employment decisions will be part of that process. We have every intention and desire to retain Mercury's top talent.

Whom will Tony Zingale report to?

        Tony will work on integrating the software businesses. Specific job titles and reporting lines won't be determined until after the transaction closes. We look forward to Tony and other Mercury execs becoming part of HP.

What is HP's vision for Mercury?

        The Mercury acquisition would enhance HP's leadership in business technology optimization (BTO) to help customers optimize the business outcome of IT. It would deliver unparalleled customer value in optimizing the business outcome of IT and create a robust management suite for optimizing, automating and aligning IT services with business needs.

Why did you select Mercury versus other companies?

        Mercury is attractive to HP for many reasons:

  •
  The acquisition of Mercury represents a major investment in software, a strategic area for HP. It would drive profitable growth for HP's overall business and provide value for shareholders by pushing further into a high-growth area.

  •
  Combining Mercury BTO Enterprise with HP OpenView positions HP as one of the leaders in business technology optimization.

  •
  Mercury would secure the mindshare of CIO buyers and enhance value to HP customers so that HP's IT management software and services would become the clear choice for companies seeking to optimize the business outcome of IT.

  •
  Mercury is a results-driven, high-performing company with outstanding people who will be a strong addition to HP.

  •
  Mercury has a strong revenue stream and an established, loyal customer base for its application delivery capabilities.

  •
  Mercury is recognized as a leader in IT governance and SOA governance and is a visionary in application management.

  •
  According to IDC, Mercury is "the uncontested leader" in the distributed Automated Software Quality market segment. (IDC Worldwide Distributed Automated Software Quality Tools 2005-2009 Forecast and 2004 Vendor Shares, July 26, 2005)

  •
  Mercury is a leader in the Gartner Magic Quadrant for IT Project and Portfolio Management (2005), a key IT governance capability.

  •
  Mercury is also positioned in the leader quadrant in the Gartner Magic Quadrant for Application Quality Ecosystem (2005).

Don't we offer overlapping capabilities with our application management products?

        Mercury is one of the recognized leaders in application management with strong application management capabilities that complement HP's capabilities in this space. We would determine how to integrate the best of both OpenView and Mercury application management when the acquisition closes.

        Mercury would also provide additional application delivery and complementary SOA governance and IT governance capabilities, particularly for IT project and portfolio management, to HP's enterprise IT management solutions.

How will our customers benefit?

        Mercury customers would benefit in several ways. First, customers would have the ability to run IT as a business and optimize the business impact of IT. Customers can deliver higher service levels and reduce risk, increase agility and free resources for innovation and growth.

        Additionally, HP would provide Mercury customers with access to the industry's broadest portfolio of enterprise IT management software.

        HP also has a worldwide presence with customers in more than 170 countries and would be able to more efficiently deliver a combined suite of solutions to global customers.

Will we get the funding/resources we need to continue developing and marketing Mercury products?

        HP would continue to invest in Mercury technology and in marketing Mercury products as an important component of our Adaptive Enterprise vision.

What will happen to the Mercury brand? Will the Mercury product names change?

        We do not know at this time.

What do you plan to do with the R&D Center in Israel? Will this move to a different location?

        We have no plans to change any Mercury facilities at this time.

Does this change your plans for Systinet?

        We see the SOA governance capabilities as complementary to those in the OpenView portfolio, specifically the SOA Manager capabilities previously acquired from Talking Blocks. Our intention post close would be to leverage the work done through HP's former partnership with Systinet and to combine the capabilities into a more complete governance solution that provides both policy management and support necessary to connect customers' SOA implementations with their ITIL processes.

Does this change your plans for Tefensoft and VSI?

        We have recently updated our direction and roadmap around the combined service management offerings from HP and former Peregrine to deliver comprehensive ITIL service support and service delivery capabilities in Service Manager 7 in 2008. Our intention post close is to leverage both the technology and resources from Tefensoft and VSI to support this strategy.

What will happen to our existing Mercury customers?

        Until the acquisition closes, existing Mercury customers will continue to receive support through their current support channels. Upon close, we would start planning how to transition customers into HP service and support channels.

How many Mercury customers do you have, and how do you plan to communicate with them?

        We will share the basic information about this announcement using our sales force. As integration begins, we would conduct an aggressive customer communications program to enhance their customer experience during the integration timeframe.

What are your plans for Mercury World (Mercury user conference in Las Vegas)?

        Mercury World, as all Mercury sales and marketing programs, would continue as planned. Once the deal closes, we would begin integration planning for customer and user programs.

How do Mercury's outstanding corporate issues regarding filings and SEC status affect this deal?

        It is a condition to the completion of the tender offer that Mercury have filed with the SEC its Annual Report on Form 10-K for its fiscal year ended December 31, 2005 (which filing must include all required opinions, assessments and certifications.)

Should we continue selling Mercury products?

        HP wants to encourage all existing sales activity and new sales efforts for Mercury products. Please keep in mind that it is likely to be several months before the transaction can close, and in the meantime, each company must continue on its own with business as usual. This means, in particular, separate and independent marketing, sales and customer relationship activities and initiatives without any coordination between us. As already noted, we have procedures in place for transition planning to ensure a smooth integration process, but no actual integration can occur until the deal closes.

Mercury has strong partnerships, including Accenture, Deloitte and Bearing Point. Will this continue after HP acquires us?

        HP recognizes that Mercury has existing alliances with leading global systems integrators, which have contributed greatly to its success. HP would very much like to continue working with Accenture, Deloitte and Bearing Point as well as other key partners of Mercury and enhance relationships with these alliance partners to ensure continuous support of existing customers and to develop new business opportunities.

How will Mercury be integrated within HP? Will we be a separate group within HP, or will we be folded into another group?

        After closing, Mercury would initially become part of the HP Software business.

How will Mercury products be sold through HP?

        Mercury products and solutions would be available from HP through standard HP sales and HP service channels. More information about the selling model would be available after the acquisition closes.

How does this announcement relate the other acquisitions HP has made in the last couple of years?

        This game-changing move builds on a string of acquisitions that HP as made.

How will you reconcile the following strategies: ITSM, CMDB, BSM, SOA and change management?

        We view Mercury capabilities as mostly complementary to HP's. In the case where capabilities may overlap, we would determine how to integrate the best of both OpenView and Mercury capabilities when the acquisition closes.

When will you publish your joint vision, plan and integration roadmap?

        The roadmap will be defined and communicated after the close of the acquisition.

What areas of integration will you focus on first?

        We will focus on all aspects of integration as Mercury continues its business operations.

What plans do you have to maintain Mercury's leadership in testing?

        We would expect the testing business to continue its operations.

What will be the competitive response to this deal?

        We believe that this announcement will cause enormous competitive pressure. This acquisition redefines enterprise IT management.

How will you prevent Mercury competitors from capitalizing on this deal and putting pricing pressure on their franchise testing products?

        Until the acquisition closes, both Mercury and HP will need to continue to sell the value and capabilities of our products and services and meet our competitors in the market.

Will this deal impact the delivery of Mercury IT Governance Center 7.0?

        We do not expect that this deal will affect any product delivery schedules.

Will you continue to support the ITG business?

        Mercury would provide additional, complementary IT governance capabilities, particularly for IT project and portfolio management. We would decide how to best integrate the HP and Mercury capabilities when the acquisition closes.

How will you manage the overlap in end-user monitoring, service level management, problem resolution and diagnostics, application mapping and dynamic discovery and service desk/help desk?

        Mercury is a recognized leader in application management with strong application management capabilities that complement HP's capabilities in this space. We would determine how to leverage the best of both OpenView and Mercury application management when the acquisition closes.

What are your plans for Mercury's Managed Services business?

        The acquisition of Mercury would enhance HP services with additional professional and subscription services. How these capabilities would map into HP is not determined at this time and would be decided when the acquisition closes.

What are your plans for our SAP and Oracle partnerships?

        HP recognizes that Mercury has existing alliances with partners, which have contributed greatly to its success. HP would very much like to continue working with SAP and Oracle as well as other key partners of Mercury and enhance relationships with these alliance partners to ensure continuous support of existing customers and to develop new business opportunities.

Do you now have a conflict with Wipro and Accenture?

        HP would very much like to continue working with Wipro and Accenture as well as other key partners of Mercury and enhance relationships with these partners to ensure continuous support of existing customers and to develop new business opportunities.

Where do we go if we have questions about HP?

        Upon closing the acquisition, we would communicate with you to help integrate Mercury and HP people, processes and culture. You would participate in an HP orientation and receive training on HP contacts and where to go for HP-related information. We would also provide pointers to HP processes and resources. In the meantime, you can send questions about HP to your manager.

        THESE FREQUENTLY ASKED QUESTIONS ARE FOR INFORMATIONAL PURPOSES ONLY AND ARE NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY MERCURY INTERACTIVE CORPORATION COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT (877) 750-5838 OR BY E-MAIL AT INFO@INNISFREEMA.COM, FROM MERRILL LYNCH & CO., THE DEALER MANAGER FOR THE OFFER, AT (877) 653-2948, OR FROM HP.

Pre-Announce Notice to the EWC

July 25, 2006
 HP to Acquire Mercury Interactive Corporation

        HP plans to announce today, July 25, 2006, that it has signed a definitive agreement to acquire Mercury Interactive Corporation, one of the leading business technology optimization (BTO) software companies.

        Founded in 1989, Mercury Interactive Corporation conducts business worldwide. Headquartered in Mountain View, Calif., the company has offices in 26 countries worldwide and operates in more than 35 countries, including the Americas, Israel, Europe, Asia Pacific and Japan. Mercury Interactive Corporation has around 3,027 employees worldwide, with ~665 in Israel, and ~643 in Europe.

        Upon close, the acquisition is expected to increase the size of the HP Software business to more than $2 billion in annual revenue, making HP one of the largest software companies in the world. It leverages HP's global reach and strength in systems, network and IT service management software, and adds leadership in application delivery, application management and IT and service oriented architecture (SOA) governance.

        The resulting combination would establish HP's IT management software and services as a clear choice for companies seeking to optimize the business impact of IT. Local integration proposals are still being developed and will be subject to information/consultation with the relevant works councils, if necessary. HP would initially operate Mercury Interactive Corporation as a separate unit within HP Software.

        The acquisition would be conducted by means of a tender offer for all the outstanding shares of Mercury Interactive Corporation, followed by merger of Mercury Interactive Corporation with an HP subsidiary. HP expects to commence the tender offer promptly, and the merger is expected to close in the fourth quarter of calendar year 2006.

        THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY MERCURY INTERACTIVE CORPORATION'S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT (877) 750-5838 OR BY E-MAIL AT INFO@INNISFREEMA.COM, FROM MERRILL LYNCH & CO., THE DEALER MANAGER FOR THE OFFER, AT (877) 653-2948, OR FROM HP.

QuickLinks

Appendix I